Crowdmed

PROFIT AND LOSS
April - June, 2019

	TOTAL
Income	
Sales Income	25,136.00
Total Income	**$25,136.00**
Cost of Goods Sold	
Panel Expense	7,438.44
Patient Refund	1,344.00
Total Cost of Goods Sold	**$8,782.44**
GROSS PROFIT	**$16,353.56**
Expenses	
Advertising	
Google	559.97
Total Advertising	**559.97**
Auto/Fuel	35.58
Bank Charges	563.26
Contractor	-119.54
Austen Legler	2,096.15
Kevin Manning	2,480.00
Lead Genius/Mobileworks	4,000.00
Mandy Musselwhite	3,987.50
Marketmeguru	22,500.00
MSB Endeavors	1,775.00
Total Contractor	**36,719.11**
Employee	
Health Insurance	1,285.90
Payroll Fee	272.46
Payroll Tax Expenses	2,291.94
Thorne	30,000.00
Total Employee	**33,850.30**
Entertainment	59.94
Freight & Delivery	-6.00
Groceries	62.81
Marketing	404.00
PayPal Fee	0.98
Professional Fees	
Accounting	900.00
Bookkeeping	1,478.75
Legal	144.00
Total Professional Fees	**2,522.75**
Rent or Lease	73.50
Restaurants/Dining	-57.00
Shipping/Transport	214.88

Crowdmed

PROFIT AND LOSS

April - June, 2019

	TOTAL
Software	3,650.02
Stripe Fees	792.06
Supplies	29.75
Taxes & Licenses	1,155.00
Telephone Services	-266.00
Travel	-229.82
Video Conferencing	-16.20
Web Hosting	2,803.08
Web Services	1,221.81
Amazon	639.30
DNSimple	9.00
General	262.15
Github	198.00
Sendgrid	93.81
Total Web Services	**2,424.07**
Total Expenses	**$85,346.04**
NET OPERATING INCOME	**$ -68,992.48**
NET INCOME	**$ -68,992.48**